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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
(Name of the Issuer)

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

01167P101
(CUSIP Number of Class of Securities)

Leonard A. Steinberg, Esq.
Vice President, General Counsel and Corporate Secretary
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
600 Telephone Avenue, Anchorage, Alaska 99503 (907) 297-3000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With Copies of All Communications To:
Daniel E. Wolf
Mark C. Smith
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.
☒ The filing of solicitation materials or an Information Statement/Prospectus subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b.
☒ The filing of a registration statement under the Securities Act of 1933.

c.
☐ A tender offer.

d.
☐ None of the above.

Check the following box if the soliciting materials or Information Statement/Prospectus referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*: $136,964,665	Amount of filing fee: $17,353
*
The "Transaction Valuation" amount is calculated solely for purposes of determining the filing fee and is based on: (i) the average of the high and low prices of the Alaska Communications Systems Group, Inc. Common Stock as reported on the Nasdaq National Market on April , 2004 times the number of shares of Common Stock outstanding.

☒ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $17,353
  Form or Registration No.: 333-114380
  Filing Party: Alaska Communications Systems Group, Inc.
  Date Filed: April 9, 2004

        This Rule 13e-3 Transaction Statement is being filed with the Securities and Exchange Commission in connection with the recapitalization of Alaska Communications Systems Group, Inc. ("ACSG") through a reclassification of ACSG's existing common stock by amendment to ACSG's certificate of incorporation. In the reclassification, each share of ACSG voting Common Stock, par value $0.01 per share will be reclassified into one Income Deposit Security, or IDS, and cash. Each IDS will initially represent of one share of common stock and a Senior Subordinated Note due 2019.

        Concurrently with the filing of this Statement, ACSG has filed with the Commission an Information Statement/Prospectus on Schedule 14C and a Registration Statement on Form S-4 in connection with the reclassification of ACSG's common stock and the registration of the IDSs to be issued in the reclassification, respectively.

1.     SUMMARY TERM SHEET.

        The information set forth in the Information Statement/Prospectus under the caption "SUMMARY TERM SHEET" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

2.     SUBJECT COMPANY INFORMATION.

  (a)
  NAME AND ADDRESS.    The information set forth in the Information Statement/Prospectus under the caption "SUMMARY TERM SHEET" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  SECURITIES.    The information set forth in the Information Statement/Prospectus under the caption "SPECIAL FACTORS—Effects of the Reclassification" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (c)
  TRADING MARKET AND PRICE.    The information set forth in the Information Statement/Prospectus under the caption "PRICE RANGE OF COMMON STOCK" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (d)
  DIVIDENDS.    The information set forth in the Information Statement/Prospectus under the captions "PRICE RANGE OF COMMON STOCK" and "DIVIDEND POLICY AND RESTRICTIONS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (e)
  PRIOR PUBLIC OFFERINGS.    Not applicable.

  (f)
  PRIOR STOCK PURCHASES.    The information set forth in the Information Statement/Prospectus under the caption "RECENT TRANSACTIONS IN SECURITIES" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

3.     IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)
  NAME AND ADDRESS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET" and "PRINCIPAL STOCKHOLDERS—Certain Information Concerning Fox Paine & Company, LLC" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  BUSINESS AND BACKGROUND OF ENTITIES.    The information set forth in the Information Statement/Prospectus under the caption "PRINCIPAL STOCKHOLDERS—Certain Information Concerning Fox Paine & Company, LLC" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (c)
  BUSINESS AND BACKGROUND OF NATURAL PERSONS.    The information set forth in the Information Statement/Prospectus under the caption "MANAGEMENT" and "PRINCIPAL STOCKHOLDERS—Certain Information Concerning Fox Paine & Company, LLC" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

4.     TERMS OF THE TRANSACTION.

  (a)
  MATERIAL TERMS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters," "QUESTIONS AND ANSWERS CONCERNING THE IDSs AND THE CLASS B COMMON STOCK," "SPECIAL FACTORS—Background to the Reclassification," "—Effects of the Reclassification," "—Material U.S. Federal Income Tax Considerations," "THE RECLASSIFICATION," "—Effective Time of the Reclassification," "—No Appraisal Rights," "DESCRIPTION OF THE IDSs," "DESCRIPTION OF OUR CAPITAL STOCK BEFORE AND AFTER THE RECLASSIFICATION" and "DESCRIPTION OF NOTES" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  DIFFERENT TERMS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—Interest of Certain Persons In or Opposition to Matters to Be Acted Upon" and "SPECIAL FACTORS—Interests of Certain Persons in the Transactions" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (c)
  APPRAISAL RIGHTS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—No Appraisal Rights" and "THE RECLASSIFICATION—No Appraisal Rights" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (d)
  PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.    The information set forth in the Information Statement/Prospectus under the caption "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (e)
  ELIGIBILITY FOR LISTING OR TRADING.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Listing," "QUESTIONS AND ANSWERS CONCERNING THE IDSs AND THE CLASS B COMMON STOCK," "SPECIAL FACTORS—Effects of the Reclassification—Number of Outstanding Shares," "DESCRIPTION OF OUR CAPITAL STOCK BEFORE AND AFTER THE RECLASSIFICATION" and "DESCRIPTION OF THE IDSs" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

  (a)
  TRANSACTIONS.    The information set forth in the Information Statement/Prospectus under the caption "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  SIGNIFICANT CORPORATE EVENTS.    Not applicable.

  (c)
  NEGOTIATIONS OR CONTACTS.    Not applicable.

  (d)
  AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.    Not applicable.

6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  USE OF SECURITIES ACQUIRED.    Not Applicable.

  (b)
  PLANS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Listing," "—The Transactions," "DIVIDEND POLICY AND RESTRICTIONS," "SPECIAL FACTORS—Background to the Reclassification," "—Effects of the Reclassification," "THE RECLASSIFICATION—Listing," "DESCRIPTION OF OUR CAPITAL STOCK BEFORE AND AFTER THE RECLASSIFICATION" and "THE TRANSACTIONS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

7.     PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS.

  (a)
  PURPOSES.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—Board Action", "—Special Factors—Purposes, Alternatives, Reasons, and Effects" and "SPECIAL FACTORS—Background to the Reclassification" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  ALTERNATIVES.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Purposes, Alternatives, Reasons, and Effects" and "SPECIAL FACTORS—Background to the Reclassification" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (c)
  REASONS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Purposes, Alternatives, Reasons, and Effects," "SPECIAL FACTORS—Background to the Reclassification" and "—Recommendation of the Board" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (d)
  EFFECTS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—Approval of Definitive Amendments by the Consenting Stockholders and the Board of Directors," "—Special Factors—Purposes, Alternatives, Reasons, and Effects," "SPECIAL FACTORS—Background to the Reclassification," "—Effects of the Reclassification," "—Material U.S. Federal Income Tax Considerations," "—Listing" and "DESCRIPTION OF OUR CAPITAL STOCK BEFORE AND AFTER THE RECLASSIFICATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

8.     FAIRNESS OF THE TRANSACTION.

  (a)
  FAIRNESS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Recommendation of Our Board of Directors," "SPECIAL FACTORS—Background to the Reclassification" and "—Recommendation of Our Board of Directors" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  FACTORS CONSIDERED IN DETERMINING FAIRNESS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Recommendation of Our Board of Directors," "—Special Factors—Opinion of the Financial Advisor," "SPECIAL FACTORS—Background to the Reclassification," "—Recommendation of Our Board of Directors" and "—Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (c)
  APPROVAL OF SECURITY HOLDERS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—Approval of Definitive Amendments by the Consenting Stockholders and the Board of Directors," "SPECIAL FACTORS—Recommendation of Our Board of Directors" and "—Approval of Definitive Amendments by the Consenting Stockholders and the Board of Directors" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (d)
  UNAFFILIATED REPRESENTATIVE.    The information set forth in the Information Statement/Prospectus under the caption "SPECIAL FACTORS—Background to the Reclassification—Recommendation of Our Board of Directors" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (e)
  APPROVAL OF DIRECTORS.    The information set forth in the Information Statement/Prospectus under the caption "SPECIAL FACTORS—Background to the Reclassification—Recommendation of Our Board of Directors" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (f)
  OTHER OFFERS.    Not applicable.

9.     REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS.

  (a)
  REPORT, OPINION OR APPRAISAL.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Opinion of the Financial Advisor" and "SPECIAL FACTORS—Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Opinion of the Financial Advisor" and "SPECIAL FACTORS—Background of the Reclassification," "—Recommendation of Our Board of Directors" and "—Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (c)
  AVAILABILITY OF DOCUMENTS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Special Factors—Opinion of the Financial Advisor" and "SPECIAL FACTORS—Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." and Annex B is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

  (a)
  SOURCE OF FUNDS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—IDS Initial Public Offering," "—Financing the Reclassification" and "SPECIAL FACTORS—Financing the Reclassification" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  CONDITIONS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Transactions" and "THE TRANSACTIONS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (c)
  EXPENSES.    The information set forth in the Information Statement/Prospectus under the caption "THE RECLASSIFICATION—Estimated Fees and Expenses of the Reclassification" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (d)
  BORROWED FUNDS.    The information set forth in the Information Statement/Prospectus under the captions "DESCRIPTION OF NOTES" and "DESCRIPTION OF OTHER INDEBTEDNESS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)
  SECURITIES OWNERSHIP.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—Interests of Certain Persons In or Opposition to Matters to Be Acted Upon," "SPECIAL FACTORS—Interests of Certain Persons in the Transactions" and "PRINCIPAL STOCKHOLDERS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  SECURITIES TRANSACTIONS.    The information set forth in the Information Statement/Prospectus under the captions "RECENT TRANSACTIONS IN SECURITIES", "SPECIAL FACTORS—Interests of Certain Persons in the Transactions," "MANAGEMENT—Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values" and "PRINCIPAL STOCKHOLDERS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

12.   THE SOLICITATION OR RECOMMENDATION.

  (a)
  INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—Approval of Definitive Amendments by the Consenting Stockholders and the Board of Directors," "—Recommendation of Our Board of Directors," "SPECIAL FACTORS—Background of the Reclassification—Recommendation of Our Board of Directors" and "—Approval of Definitive Amendments by the Consenting Stockholders and the Board of Directors" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  RECOMMENDATIONS OF OTHERS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—Recommendation of Our Board of Directors" and "SPECIAL FACTORS—Background to the Reclassification—Recommendation of Our Board of Directors" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

13.   FINANCIAL STATEMENTS.

  (a)
  FINANCIAL INFORMATION.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Summary Historical and Pro Forma Consolidated Financial Data" "SELECTED HISTORICAL FINANCIAL DATA" and "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (b)
  PRO FORMA INFORMATION.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—Summary Historical and Pro Forma Consolidated Financial Data" and "UNAUDITED PRO FORMA CONDENSED

    CONSOLIDATED FINANCIAL INFORMATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

14.   PERSONS / ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

  (a)
  SOLICITATIONS OR RECOMMENDATIONS.    Not applicable.

  (b)
  EMPLOYEES AND CORPORATE ASSETS.    The information set forth in the Information Statement/Prospectus under the captions "SUMMARY TERM SHEET—The Reclassification and Related Matters—IDS Public Offering," "—Financing the Reclassification," "SPECIAL FACTORS—Financing the Reclassification" and "—Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

15.   ADDITIONAL INFORMATION.

  (a)
  OTHER MATERIAL INFORMATION.    The entirety of the Information Statement/Prospectus is incorporated herein by reference.

16.   EXHIBITS.

*(a)(1)	Letter to Stockholders (included in the Information Statement/Prospectus, which is filed herewith as Exhibit (a)(2)).
*(a)(2)	Information Statement/Prospectus.
**(b)	Revolving Credit Facility dated , 2004, by and among Alaska Communications Systems Group, Inc. and .
**(c)	Fairness Opinion of dated , 2004 (included as Annex B to the Information Statement/Prospectus, which is filed herewith as Exhibit (a)(2)).
(d)(1)
Stockholders' Agreement, dated as of May 14, 1999, by and among the Registrant and the Investors listed on the signature pages thereto (incorporated by reference to Exhibit 10.4 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
(d)(2)
First Amendment to Stockholders' Agreement, dated as of July 6, 1999, by and among the Registrant and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
(d)(3)
Second Amendment to Stockholders' Agreement, dated as of November 16, 1999 by and among the Registrant and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.4 to Alaska Communications Systems Group, Inc.'s Form S-1/A filed with the SEC on November 17, 1999).

*
Filed herewith.

**
To be filed by amendment.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2004	ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
	By:	/s/ DAVID WILSON Name: David Wilson Title: Senior Vice President, Chief Financial Officer, Treasurer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
*(a)(1)	Letter to Stockholders (included in the Information Statement/Prospectus, which is filed herewith as Exhibit (a)(2)).
*(a)(2)	Information Statement/Prospectus.
**(b)	Revolving Credit Facility dated , 2004, by and among Alaska Communications Systems Group, Inc. and .
**(c)	Fairness Opinion of dated , 2004 (included as Annex B to the Information Statement/Prospectus, which is filed herewith as Exhibit (a)(2)).
(d)(1)
Stockholders' Agreement, dated as of May 14, 1999, by and among the Registrant and the Investors listed on the signature pages thereto (incorporated by reference to Exhibit 10.4 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
(d)(2)
First Amendment to Stockholders' Agreement, dated as of July 6, 1999, by and among the Registrant and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
(d)(3)
Second Amendment to Stockholders' Agreement, dated as of November 16, 1999 by and among the Registrant and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.4 to Alaska Communications Systems Group, Inc.'s Form S-1/A filed with the SEC on November 17, 1999).

*
Filed herewith.

**
To be filed by amendment.

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SIGNATURES
EXHIBIT INDEX